UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: July 23, 2021

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants’ Name)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the following legal entity financial information for half year ended June 30, 2021, which appears immediately following this page:

1.         UBS Group AG standalone financial information

2.         UBS Switzerland AG standalone interim financial statements

UBS Group AG standalone

Financial information for the six months ended 30 June 2021

Table of contents
UBS Group AG standalone
1	Income statement
1	Balance sheet
2	Basis of accounting

Appendix
3	Cautionary statement

Contacts

Switchboards

For all general inquiries
ubs.com/contact

Zurich +41-44-234 1111
London +44-207-567 8000
New York +1-212-821 3000
Hong Kong +852-2971 8888
Singapore +65-6495 8000

Investor Relations

Institutional, professional and retail investors are supported by UBS’s Investor Relations team.

UBS Group AG, Investor Relations
P.O. Box, CH-8098 Zurich, Switzerland

ubs.com/investors

Zurich +41-44-234 4100
New York +1-212-882 5734

Media Relations

Global media and journalists are supported by UBS’s Media Relations team.

ubs.com/media

Zurich +41-44-234 8500
mediarelations@ubs.com

London +44-20-7567 4714
ubs-media-relations@ubs.com

New York +1-212-882 5858
mediarelations@ubs.com

Hong Kong +852-2971 8200
sh-mediarelations-ap@ubs.com

Office of the Group Company Secretary

The Group Company Secretary receives inquiries on compensation and related issues addressed to members of the Board of Directors.

UBS Group AG, Office of the
Group Company Secretary
P.O. Box, CH-8098 Zurich, Switzerland

sh-company-secretary@ubs.com

+41-44-235 6652

Shareholder Services

UBS’s Shareholder Services team,
a unit of the Group Company Secretary’s office, is responsible for the registration of UBS Group AG registered shares.

UBS Group AG, Shareholder Services
P.O. Box, CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

+41-44-235 6652

US Transfer Agent

For global registered share-related
inquiries in the US.

Computershare Trust Company NA
P.O. Box 505000
Louisville, KY 40233-5000, USA

Shareholder online inquiries:
www-us.computershare.com/
investor/Contact

Shareholder website:
computershare.com/investor

Calls from the US +1-866-305-9566
Calls from outside the US               +1-781-575-2623
TDD for hearing impaired
+1-800-231-5469
TDD for foreign shareholders
+1-201-680-6610

Imprint

Publisher: UBS Group AG, Zurich, Switzerland | ubs.com
Language: English

© UBS 2021. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

UBS Group AG standalone

Income statement
	USD million		CHF million
	Year-to-date		Year-to-date
	30.6.21	30.6.20	30.6.21	30.6.20
Dividend income from the investment in UBS AG	4,539	2,550	4,149	2,462
Other operating income	1,068	911	977	875
Operating income	5,607	3,461	5,126	3,337
Operating expenses	935	901	855	866
Operating profit / (loss) before tax	4,672	2,560	4,271	2,472
Tax expense / (benefit)	3	1	3	1
Net profit / (loss) for the period	4,668	2,559	4,267	2,471

Balance sheet
	USD million		CHF million
	30.6.21	31.12.20	30.6.21	31.12.20

Assets
Current assets	12,678	8,784	11,728	7,779
Non-current assets	91,823	91,286	84,938	80,837
of which: investment in UBS AG	40,889	40,889	37,823	36,209
Total assets	104,501	100,071	96,666	88,616

Liabilities
Short-term liabilities	5,349	5,950	4,948	5,269
Long-term liabilities	57,060	54,120	52,782	47,925
Total liabilities	62,409	60,071	57,730	53,194
of which: Deferred Contingent Capital Plan	1,488	1,844	1,376	1,633
of which: other deferred compensation plans	2,287	2,596	2,116	2,299

Equity
Share capital[1,2]	377	393	370	386
General reserve[2,3]	26,161	27,048	25,682	26,506
of which: statutory capital reserve	26,161	27,048	25,682	26,506
of which: capital contribution reserve	26,161	27,048	25,682	26,506
Voluntary earnings reserve[2,3]	14,139	12,738	11,701	8,812
Treasury shares[2]	(3,254)	(4,020)	(3,085)	(3,917)
of which: against capital contribution reserve	(646)	(180)	(597)	(174)
Reserve for own shares held by subsidiaries	0	0	0	0
Net profit / (loss)	4,668	3,841	4,267	3,635
Equity attributable to shareholders	42,092	40,000	38,936	35,421
Total liabilities and equity	104,501	100,071	96,666	88,616

1 Refer to “UBS shares” in the “Capital management” section of the UBS Group second quarter 2021 report for information about UBS Group AG shares.    2 During the second quarter of 2021, as approved by the Annual General Meeting held on 8 April 2021, the cancellation of 156,632,400 shares, each with a nominal value of CHF 0.10, purchased under the 2018–2021 share repurchase program has been executed. Share capital has been reduced by the nominal value of the repurchased shares upon cancellation, i.e., USD 16 million. Following the requirements of the Swiss tax law for Switzerland-domiciled companies with shares listed on a Swiss stock exchange, effective 1 January 2020, the capital contribution reserve has been reduced by 50% of the total capital reduction amount exceeding the nominal value upon cancellation of the shares repurchased from 2020 onward, i.e., USD 236 million. The voluntary earnings reserve has been reduced by the remaining portion of the total capital reduction amount exceeding the nominal value upon cancellation of the repurchased shares, i.e., USD 1,792 million.    3 During the second quarter of 2021, as approved by the Annual General Meeting held on 8 April 2021, the payment of an ordinary cash dividend of USD 0.37 (gross) per dividend-bearing share, totaling USD 1,301 million, was made, half of it from the capital contribution reserve within the general reserve and the other half from total profit available for appropriation. The remaining amount of total profit available for appropriation (i.e., USD 3,190 million from USD 3,841 million) has been appropriated to the voluntary earnings reserve.

Basis of accounting

The UBS Group AG standalone financial statements are prepared in accordance with the principles of the Swiss Law on Accounting and Financial Reporting (32nd title of the Swiss Code of Obligations). More information about the accounting policies applied for the standalone financial statements of UBS Group AG is provided in Note 2 to the UBS Group AG standalone financial statements in the Annual Report 2020.

In preparing the interim financial information for UBS Group AG, the same accounting policies and methods of computation have been applied as in the annual financial statements as of 31 December 2020.

This interim financial information is unaudited and should be read in conjunction with the audited financial statements of UBS Group AG included in the Annual Report 2020.

Cautionary Statement | This report and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this report. Refer to UBS’s Annual Report 2020 on Form 20-F, quarterly reports and other information furnished to or filed with the US Securities and Exchange Commission on Form 6-K, available at ubs.com/investors, for additional information.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes disclosed in text and tables are calculated on the basis of unrounded figures. Absolute changes between reporting periods disclosed in the text, which can be derived from numbers presented in related tables, are calculated on a rounded basis.

Tables | Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Values that are zero on a rounded basis can be either negative or positive on an actual basis.

UBS Group AG

P.O. Box

CH-8098 Zurich

ubs.com

UBS Switzerland AG standalone

Interim financial statements for the six months ended 30 June 2021

Table of contents
UBS Switzerland AG standalone interim financial statements
7	Income statement
8	Balance sheet
9	Basis of accounting and items impacting comparability
9	Joint and several liability

Appendix
10	Cautionary statement

Contacts

Switchboards

For all general inquiries
ubs.com/contact

Zurich +41-44-234 1111
London +44-207-567 8000
New York +1-212-821 3000
Hong Kong +852-2971 8888
Singapore +65-6495 8000

Investor Relations

Institutional, professional and retail
investors are supported by UBS’s Investor
Relations team.

UBS Group AG, Investor Relations
P.O. Box, CH-8098 Zurich, Switzerland

ubs.com/investors

Zurich +41-44-234 4100
New York +1-212-882 5734

Media Relations

Global media and journalists are supported
by UBS’s Media Relations team.

ubs.com/media

Zurich +41-44-234 8500
mediarelations@ubs.com

London +44-20-7567 4714
ubs-media-relations@ubs.com

New York +1-212-882 5858
mediarelations@ubs.com

Hong Kong +852-2971 8200
sh-mediarelations-ap@ubs.com

© UBS 2021. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

UBS Switzerland AG standalone interim financial statements

Income statement
	Year-to-date
CHF million	30.6.21	30.6.20
Interest and discount income[1]	1,535	1,628
Interest and dividend income from trading portfolio	1	0
Interest and dividend income from financial investments	36	69
Interest expense[2]	(67)	(120)
Gross interest income	1,505	1,577
Credit loss (expense) / release	83	(77)
Net interest income	1,588	1,501
Fee and commission income from securities and investment business	1,893	1,775
Credit-related fees and commissions	95	94
Other fee and commission income	362	335
Fee and commission expense	(219)	(437)
Net fee and commission income	2,131	1,767
Net trading income	391	368
Net income from disposal of financial investments	1	30
Dividend income from investments in subsidiaries and other participations	14	16
Sundry ordinary income	105	123
Sundry ordinary expenses	(6)	(5)
Other income from ordinary activities	114	163
Total operating income	4,224	3,799
Personnel expenses	1,155	1,103
General and administrative expenses	1,649	1,588
Subtotal operating expenses	2,804	2,691
Depreciation and impairment of property, equipment and software	39	26
Amortization and impairment of goodwill and other intangible assets	0	263
Changes in provisions and other allowances and losses	(1)	1
Total operating expenses	2,842	2,980
Operating profit	1,382	819
Tax expense / (benefit)	262	165
Net profit / (loss) for the period	1,121	654

1 Interest and discount income includes negative interest income on financial assets of CHF 70 million and CHF 12 million for the periods ended 30 June 2021 and 30 June 2020, respectively.    2 Interest expense includes negative interest expense on financial liabilities of CHF 158 million and CHF 137 million for the periods ended 30 June 2021 and 30 June 2020, respectively.

Balance sheet
CHF million	30.6.21	31.12.20

Assets
Cash and balances at central banks	81,633	81,148
Due from banks	3,810	3,399
Receivables from securities financing transactions	8,048	3,565
Due from customers	53,714	49,894
Mortgage loans	158,736	156,418
Trading portfolio assets	1,782	1,838
Derivative financial instruments	2,157	2,794
Financial investments	11,985	16,425
Accrued income and prepaid expenses	224	228
Investments in subsidiaries and other participations	96	95
Property, equipment and software	614	473
Other assets	493	551
Total assets	323,291	316,829
of which: subordinated assets	0	1

Liabilities
Due to banks	30,516	30,688
of which: total loss-absorbing capacity eligible	16,261	16,000
Payables from securities financing transactions	785	501
Due to customers	264,905	259,792
Trading portfolio liabilities	446	297
Derivative financial instruments	1,422	1,528
Loans from central mortgage institutions	8,302	8,577
Accrued expenses and deferred income	842	751
Other liabilities	2,401	1,794
Provisions	267	266
Total liabilities	309,886	304,194

Equity
Share capital	10	10
General reserve	11,353	11,354
of which: statutory capital reserve	11,354	11,354
of which: capital contribution reserve	11,354	11,354
Voluntary earnings reserve	921	0
Net profit / (loss) for the period	1,121	1,271
Total equity	13,405	12,634
Total liabilities and equity	323,291	316,829
of which: subordinated liabilities	16,273	16,022
of which: subject to mandatory conversion and / or debt waiver	16,273	16,022

Balance sheet (continued)
CHF million	30.6.21	31.12.20

Off-balance sheet items
Contingent liabilities, gross	10,181	8,961
Sub-participations	(960)	(1,068)
Contingent liabilities, net	9,221	7,893
of which: guarantees to third parties related to subsidiaries	15	14
of which: credit guarantees and similar instruments	2,754	2,443
of which: performance guarantees and similar instruments	2,355	2,402
of which: documentary credits	4,097	3,033
Irrevocable commitments, gross	16,473	17,090
Sub-participations	0	0
Irrevocable commitments, net	16,473	17,090
of which: loan commitments	15,594	16,212
of which: payment commitment related to deposit insurance	879	879
Forward starting transactions[1]	0	250
of which: reverse repurchase agreements	0	250
Liabilities for calls on shares and other equity instruments	50	50
1 Cash to be paid in the future by either UBS or the counterparty.

Basis of accounting and items impacting comparability

The UBS Switzerland AG standalone financial statements are prepared in accordance with the interim reporting requirements of Swiss GAAP (the FINMA Accounting Ordinance, FINMA Circular 2020/1 ”Accounting – banks” and the Banking Ordinance).

The accounting policies are principally the same as for the consolidated financial statements of UBS Group AG outlined in Note 1 to the consolidated financial statements of UBS Group AG included in the UBS Group AG Annual Report 2020. Major differences between Swiss GAAP requirements and International Financial Reporting Standards are described in Note 35 to the consolidated financial statements of UBS Group AG. Further information about the accounting policies applied for the standalone financial statements of UBS Switzerland AG is provided in Note 2 to the UBS Switzerland AG standalone financial statements as of 31 December 2020.

     In preparing the interim financial statements for UBS Switzerland AG, the same accounting policies and methods of computation have been applied as in the annual standalone financial statements as of 31 December 2020.

The interim financial statements are unaudited and should be read in conjunction with the audited 2020 standalone financial statements of UBS Switzerland AG, available under “Holding company and significant regulated subsidiaries and sub-groups” at ubs.com/investors.

In the fourth quarter of 2020, UBS decided not to proceed with the transfer of a portion of Global Wealth Management business booked in Switzerland from UBS Switzerland AG to UBS AG. As a result of this decision, the beneficial ownership of that business was re-transferred from UBS AG to UBS Switzerland AG with an effective date of 31 December 2020. The compensation of UBS AG for its share of the profits for the first six months of 2020 of CHF 212 million is reflected in Fee and commission expense.

Joint and several liability

In June 2015, the Personal & Corporate Banking and Wealth Management businesses booked in Switzerland were transferred from UBS AG to UBS Switzerland AG through an asset transfer in accordance with the Swiss Merger Act. Under the Swiss Merger Act, UBS AG assumed joint liability for obligations existing on the asset transfer date, 14 June 2015, which were transferred to UBS Switzerland AG.

     Similarly under the terms of the asset transfer agreement, UBS Switzerland AG assumed joint liability for approximately CHF 325 billion of contractual obligations of UBS AG existing on the asset transfer date, excluding the collateralized portion of secured contractual obligations and covered bonds. UBS Switzerland AG has no liability for new obligations incurred by UBS AG after the asset transfer date. The joint liability amount declines as obligations mature, terminate or are novated following the asset transfer date.

     As of 30 June 2021, the joint liability of UBS Switzerland AG for contractual obligations of UBS AG amounted to approximately CHF 7 billion, compared with CHF 9 billion as of 31 December 2020. Under certain circumstances, the Swiss Banking Act and the Bank Insolvency Ordinance of FINMA authorize FINMA to modify, extinguish or convert to common equity liabilities of a bank in connection with a resolution or insolvency of such bank. As of 30 June 2021, the probability of an outflow under this joint and several liability was assessed to be remote, and as a result, the table above does not include any exposure arising under this joint and several liability.

Cautionary Statement | This report and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this report. Refer to UBS’s Annual Report 2020 on Form 20-F, quarterly reports and other information furnished to or filed with the US Securities and Exchange Commission on Form 6-K, available at ubs.com/investors, for additional information.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes disclosed in text and tables are calculated on the basis of unrounded figures. Absolute changes between reporting periods disclosed in the text, which can be derived from numbers presented in related tables, are calculated on a rounded basis.

Tables | Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Values that are zero on a rounded basis can be either negative or positive on an actual basis.

UBS Group AG

P.O. Box

CH-8098 Zurich

ubs.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By:     /s/ Christopher Castello         _

Name: Christopher Castello

Title: Group Controller and

            Chief Accounting Officer

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:    Managing Director

UBS AG

By:     /s/ Christopher Castello  _____

      Name: Christopher Castello

      Title:    Controller and Chief Accounting Officer

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:    Managing Director

Date:  July 23, 2021